1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
KRISTIN M. HESTER kristin.hester@dechert.com +1 212 649 8796 Direct +212 698 3599 Fax

June 8, 2012

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Preliminary Proxy Materials for
The Malaysia Fund, Inc. (the “Fund”)

To Whom It May Concern:

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, and Rule 14a-6(b) of the General Rules and Regulations promulgated thereunder, the Fund hereby files via EDGAR a copy of the preliminary proxy materials for the Fund’s Annual Meeting of Shareholders.  No filing fee is required in connection with this filing.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 649-8796.

Very truly yours,

/s/ Kristin M. Hester

Kristin M. Hester

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